Exhibit 12
CNF INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Year Ended December 31,

(Dollars in thousands)	2005		2004		2003		2002		2001
Fixed Charges:
Interest expense	$37,501		$39,695		$29,597		$22,825		$27,009
Capitalized interest	136		173		241		455		864
Amortization of debt expense	964		3,952		1,118		1,114		857
Dividend requirement on Series B
Preferred Stock (1)	9,114		9,797		10,072		10,331		10,606
Interest component of rental expense (2)	7,733		6,590		8,976		8,974		12,675

Fixed Charges	$55,448		$60,207		$50,004		$43,699		$52,011

Earnings (Loss):
Income from continuing operations before taxes (3)	$351,121		$246,823		$197,517		$152,328		$85,007
(Income) Loss from equity-method investment	(16,061)		(18,253)		(20,718)		(18,188)		9,415

	335,060		228,570		176,799		134,140		94,422
Fixed charges	55,448		60,207		50,004		43,699		52,011
Capitalized interest	(136)		(173)		(241)		(455)		(864)
Preferred dividend requirements (4)	(9,114)		(9,797)		(10,072)		(10,331)		(10,606)

	$381,258		$278,807		$216,490		$167,053		$134,963

Ratio	6.9	x	4.6	x	4.3	x	3.8	x	2.6	x

(1)	Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by the CNF’s Thrift and Stock Plan.

(2)	Estimate of the interest portion of lease payments.

(3)	For the year ended December 31, 2001, Menlo Worldwide Logistics results included a $47.5 million loss from the business failure of a customer.

(4)	Preferred stock dividend requirements included in Fixed Charges but not deducted in the determination of Income (Loss) from Continuing Operations Before Income Taxes.